UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

FANGDD ISSUED ADDITIONAL CLASS C ORDINARY SHARES

On October 10, 2024, Fangdd Network Group Ltd. (the “Company”) entered into a share subscription agreement (the “Subscription Agreement”) with ZX INTERNATIONAL LTD (the “Subscriber”), a British Virgin Islands company controlled by Mr. Xi Zeng, the chairman of the board of directors (the “Board”) and the chief executive officer of the Company. Pursuant to the Subscription Agreement, the Company issued 3,901 newly created Class C ordinary shares of par value US$0.0005625 each (the “Class C Ordinary Shares”) to the Subscriber, at a per share price of US$2.53.

The Company issued the additional Class C Ordinary Shares to the Subscriber for the purpose of maintaining a stable corporate structure following the closing of the Company’s US$5 million registered direct offering that was announced on October 4, 2024. Following the issuance of 3,901 Class C Ordinary Shares to the Subscriber, Mr. Zeng controls 77.716% of the Company’s voting power.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement and document furnished as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The issuance of Class C Ordinary Shares in accordance with the Subscription Agreement is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering and is made in reliance on, and in compliance with, Regulation S under the Securities Act.

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the registration statement of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Share Subscription Agreement, dated October 10, 2024, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: October 10, 2024

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